UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to ________.

Commission File Number: 1-12604

The Marcus Corp 401(k) Retirement Savings Plan
(Full title of the plan)

THE MARCUS CORPORATION
111 East Kilbourn Avenue, Suite 1200
Milwaukee, Wisconsin 53202-6628

(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

Report of Independent Registered Public Accounting Firm

To the Retirement and Benefit Plan Administrative Committee and Plan Participants
The Marcus Corp 401(k) Retirement Savings Plan
Milwaukee, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Marcus Corp 401(k) Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Wipfli LLP
Milwaukee, Wisconsin

June 20, 2025

We have served as the Plan’s auditor since 2023.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023
(in thousands)

	2024	2023
ASSETS

INVESTMENTS (at Fair Value)
Participant Directed	$94,483	$77,508
Common Stock of The Marcus Corporation	9,328	7,103
Total Investments at Fair Value	103,811	84,611

INVESTMENTS (at Contract Value)	3,546	3,256

Total Investments	107,357	87,867

RECEIVABLES
Company Contributions	147	2,612
Notes Receivable from Participants	1,227	1,080
Total Receivables	1,374	3,692

NET ASSETS AVAILABLE FOR BENEFITS	$108,731	$91,559

See accompanying notes.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2024
(in thousands)

ADDITIONS:

INVESTMENT INCOME
Interest and Dividends	$606
Net Appreciation in Fair Value of Investments	12,248
Total Investment Income	12,854

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	81

CONTRIBUTIONS
Company	2,856
Participants	6,432
Rollovers	2,362
Total Contributions	11,650
Total Additions	24,585

DEDUCTIONS:

BENEFITS PAID TO PARTICIPANTS	7,256
ADMINISTRATIVE EXPENSES	157
Total Deductions	7,413

NET INCREASE	17,172

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of Year	91,559
End of Year	$108,731

See accompanying notes.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(in thousands, except share data)

1.Description of Plan

The following description of The Marcus Corp 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan originally effective June 1, 1989. The Plan has been amended throughout the years to comply with tax legislation and most recently amended effective July 1, 2024. The Plan covers all nonunion employees and certain union employees covered by a collective bargaining agreement. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Board of Directors of The Marcus Corporation (the Company) is responsible for the oversight of the Plan. The Retirement and Benefit Plan Administrative Committee, which is comprised of members from Company management, determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Eligibility - Employees of the Company are eligible to participate in the deferral components of the Plan on the later of one month of service or reaching 21 years of age. Employees are eligible to participate in the safe harbor match component of the Plan if they meet the eligibility requirements above.

Contributions - The Plan includes a salary deferral arrangement allowed under Section 401(k) of the Internal Revenue Code (IRC). Eligible participants are permitted to elect to have a percentage up to 60%, limited by Plan provision, of their compensation contributed as pre-tax 401(k) or Roth contributions to the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of contributions into various investment options offered by the Plan. Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Beginning on January 1, 2017, the Company began making “safe harbor” matching contributions. The “safe harbor” matching contribution is equal to 100% of the participant’s elective deferral (pre-tax and Roth deferrals) up to 3% of their eligible compensation; plus 50% of that participant’s elective deferrals between 3% and 5% of their eligible compensation subject to the “safe harbor” matching contribution limit, which was $14 in 2024.

Company Funding - The Company remits participant elective contributions as soon as practicable after the elective contributions have been withheld from the participant’s wages. The Company’s safe harbor matching contributions were remitted annually through 2023. Effective January 1, 2024, the Company’s safe harbor matching contributions are being remitted biweekly.

Participants Accounts - Participants may elect to invest their account balances, consisting of employee contributions and Company contributions, into various fund options. Participants have the opportunity to change their investment elections and allocations daily. Participants who do not make such an election are automatically invested in the default investment alternatives established under the Plan. The default investment is a nearest age-appropriate target fund option based on the assumed retirement age of 65.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(in thousands, except share data)

1. Description of Plan (continued)

The funding of the safe harbor contributions is discretionary and determined by the Board of Directors and can consist of contributions in the form of cash and/or Company stock. If contributions are made in Company stock, participants, at their discretion, may transfer contributions from the Company stock into other investment options offered by the Plan at any time. The 2024 and 2023 contributions were made entirely of cash. The Retirement and Benefit Plan Administrative Committee approves all investment transactions within the Marcus Stock Account.

Each participant’s account is credited with the participant’s contribution, the applicable matching Company contributions, an allocation of investment earnings or losses, and an allocation of administrative expenses, as defined. Allocations are based upon the participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting - Employee contributions and the Company’s “safe harbor” matching contributions and earnings thereon are immediately 100% vested. All pre-2017 discretionary Company contributions and earnings thereon cumulative vest 20% after two years, 40% after three years, 60% after four years, 80% after five years and 100% after six years. Notwithstanding the above, a participant is fully vested upon reaching normal retirement age, death, or permanent disability.

Voting Rights - Each participant with an interest in Company common stock is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote shares of Company common stock for which the Trustee has received no direction from the participant.

Notes Receivable from Participants - Participants are allowed to take loans from the Plan. Loan amounts are typically limited to 50% of the participant’s vested account balance or $50 as defined in the Plan document, and a minimum of $1. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. Principal and interest are paid through biweekly payroll deductions.

Benefit Payments - Benefits paid to participants represent the amount paid to participants who terminated employment during the year, or in prior years, and to qualified hardship cases. Participants may also elect to receive distributions upon reaching age 59½. If a terminating participant’s account balance does not exceed $1, the Plan will distribute the benefit in a lump sum as soon as administratively practicable. If a terminating participant’s account balance does not exceed $7, the Plan will distribute the benefit to an Individual Retirement Account or Annuity. If a terminating participant’s account balance exceeds $7, the participant may elect to receive i) a lump sum distribution; ii) partial payments; iii) a series of annual payments over a fixed period of whole years, or iv) in shares of stock to a self-directed brokerage account..

Forfeited Accounts - At December 31, 2024 and 2023, forfeited nonvested accounts totaled approximately $4 and $19, respectively. These amounts are to be used to reduce future Company contributions or pay administrative expenses of the Plan. Forfeitures used to reduce Company contributions in 2024 were $59.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(in thousands, except share data)

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principals generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investments Valuation and Income Recognition - The Plan’s investments are reported at fair value, except for a fully benefit-responsive investment contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement and Benefit Plan Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Net appreciation in fair value of investments includes both realized and unrealized investment gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments - Benefits are recorded when paid.

Plan Expenses - Administrative expenses are paid by the Company, an individual participant, or the Plan in accordance with the Plan document.

Subsequent Events - Subsequent events have been evaluated through the date the financial statements were available to be issued.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(in thousands, except share data)

3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:
–quoted prices for similar assets or liabilities in active markets;
–quoted prices for identical or similar assets or liabilities in inactive markets;
–inputs other than quoted prices that are observable for the asset or liability;
–inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Common Stock: Valued at the closing price on the active market in which the security is traded.

Common Collective Trusts: Valued at the underlying fund’s closing unit value each day. The values are observable and investors trade regularly based on these values. All of the underlying funds in the fund investments have been categorized as Level 2.

Registered Investment Companies: Valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-Directed Brokerage Accounts: Consist of mutual funds, common stocks, and cash equivalents that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(in thousands, except share data)

3. Fair Value Measurements (continued)

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2024
	Level 1	Level 2	Level 3	Total
Company Common Stock	$9,328	$—	$—	$9,328
Common Collective Trusts	—	66,709	—	66,709
Registered Investment Companies	25,876	—	—	25,876
Self-Directed Brokerage Accounts	1,898	—	—	1,898
Total Investments at Fair Value	$37,102	$66,709	$—	$103,811

	2023
	Level 1	Level 2	Level 3	Total
Company Common Stock	$7,103	$—	$—	$7,103
Common Collective Trusts	—	57,067	—	57,067
Registered Investment Companies	18,777	—	—	18,777
Self-Directed Brokerage Accounts	1,664	—	—	1,664
Total Investments at Fair Value	$27,544	$57,067	$—	$84,611

4. Group Annuity Contract with Insurance Company

The Plan invests in a traditional fully benefit-responsive guaranteed investment contract with New York Life Insurance Company (the Insurance Company). The Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 3%. The crediting rate is reviewed on a semi-annual basis for resetting. The guaranteed investment contract does not permit the Insurance Company to terminate the agreement prior to the scheduled maturity date.

	2024	2023
Traditional Investment Contracts:	$3,546	$3,256

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(in thousands, except share data)

4. Group Annuity Contract with Insurance Company (continued)

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by the Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants would become 100% vested in their Company contributions.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(in thousands, except share data)

7. Plan Tax Status

The Plan is placing reliance on an opinion letter dated June 30, 2020, received from the IRS on the prototype plan indicating that the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law. The Plan has been amended since receiving the opinion letter. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Party-In-Interest Transactions

The Plan invests in common stock of The Marcus Corporation, the Plan Sponsor. As of December 31, 2024 and 2023, the Plan held 427,225 and 479,890 shares of The Marcus Corporation common stock with a cost basis of $7,926 and $8,917, respectively. During 2024, approximately $338 of The Marcus Corporation common stock was acquired and approximately $1,601 of The Marcus Corporation common stock was sold. The Plan recorded $126 of dividend income from The Marcus Corporation stock during 2024. The Plan allows participants to obtain notes receivable from the Plan, which are considered party-in-interest transactions. These party-in-interest transactions are exempt from the prohibited transactions rules of ERISA. Administrative expenses of $157 were paid to the trustee for the year ended December 31, 2024.

In December 2024, the Plan notified participants that, effective January 1, 2025, common stock of The Marcus Corporation would no longer be offered as an investment option for new investments or transfers in the Plan. This investment option change was made to improve investment portfolio diversification in participant accounts. The Plan expects to begin liquidating any remaining investments in The Marcus Corporation common stock on June 30, 2025 and transfer participant balances to the applicable target date fund based on participant age.

THE MARCUS CORP
401(K) RETIREMENT SAVINGS PLAN
E.I.N. 39-1139844 PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024
(in thousands, except share and per share data)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	The Marcus Corporation	Common Stock (Par Value $1.00)	**	$9,328

	Nuveen Asset Management - Lifecycle Index 2015	Common Collective Trust	**	1,489
	Nuveen Asset Management - Lifecycle Index 2020	Common Collective Trust	**	5,006
	Nuveen Asset Management - Lifecycle Index 2025	Common Collective Trust	**	6,330
	Nuveen Asset Management - Lifecycle Index 2030	Common Collective Trust	**	12,983
	Nuveen Asset Management - Lifecycle Index 2035	Common Collective Trust	**	10,119
	Nuveen Asset Management - Lifecycle Index 2040	Common Collective Trust	**	9,185
	Nuveen Asset Management - Lifecycle Index 2045	Common Collective Trust	**	9,129
	Nuveen Asset Management - Lifecycle Index 2050	Common Collective Trust	**	5,894
	Nuveen Asset Management - Lifecycle Index 2055	Common Collective Trust	**	3,644
	Nuveen Asset Management - Lifecycle Index 2060	Common Collective Trust	**	1,734
	Nuveen Asset Management - Lifecycle Index 2065	Common Collective Trust	**	882
	Nuveen Asset Management - Lifecycle Index Retirement Income	Common Collective Trust	**	314
	JP Morgan Core Bond Fund	Registered Investment Company	**	1,166
	BlackRock High Yield Bond Inst.	Registered Investment Company	**	724
	Vanguard Equity Inc Fund	Registered Investment Company	**	2,232
	Vanguard 500 Index Admiral	Registered Investment Company	**	9,290
	Pioneer Fundamental Growth Y	Registered Investment Company	**	3,216
	Vanguard Mid-Cap Index Adm	Registered Investment Company	**	1,619
	MFS Global Real Estate R5	Registered Investment Company	**	268
	MFS Mid Cap Value R6	Registered Investment Company	**	785
	JPMorgan Mid Cap Growth R6	Registered Investment Company	**	1,864
	Invesco Discovery Fund	Registered Investment Company	**	1,256
	MFS International Diversification	Registered Investment Company	**	705
	Vanguard Small Cap Value	Registered Investment Company	**	1,169
	EuroPacific Growth Fund	Registered Investment Company	**	1,316
	Virtus AllianzGI Emerging Markets	Registered Investment Company	**	266
	Self-Directed Funds	Common Stock, Mutual Funds, and Cash Equivalents	**	1,898
	New York Life Guaranteed Interest Account	Investment Contract	**	3,546

*	Notes receivable from Participants	Participant Loans (Rates from 3.25% - 8.50% with various maturities through May 2033)		1,227
		Total		$108,584
*	Indicates party-in-interest
**	Cost omitted for participant-directed accounts

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MARCUS CORP 401K RETIREMENT SAVINGS PLAN

/s/ Steven V. Martin
Steven V. Martin
Chief Human Resources Officer

June 20, 2025